Management's Discussion and Analysis
(Unaudited)

For the Twelve Months Ended
December 31, 2022

(Expressed in Canadian dollars, except where indicated)

Dated February 13, 2023

Silver Elephant Mining Corp. Management’s Discussion and Analysis For the Twelve Months Ended December 31, 2022 (Unaudited) (Expressed in Canadian dollars, except where indicated)

i

Silver Elephant Mining Corp. Management’s Discussion and Analysis For the Twelve Months Ended December 31, 2022 (Unaudited) (Expressed in Canadian dollars, except where indicated)

This Management's Discussion and Analysis ("MD&A") focuses on significant factors that have affected Silver Elephant Mining Corp. (the "Company", "Issuer", "Silver Elephant" or "ELEF") and its subsidiaries' performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company's audited consolidated financial statements and related notes for the year ended December 31, 2021 (the "Annual Financial Statements"), the accompanying unaudited condensed interim consolidated financial statements for the interim period ended December 31, 2022, both of which were prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and the Company's Annual Report, dated May 10, 2022 (the "2021 Annual Report"), all of which are available under the Company's SEDAR profile at www.sedar.com. "This Quarter" or "Current Quarter" means the three-month period ended December 31, 2022 and "This Period" or "Current Period" means the twelve-month period ended December, 2022. The information contained in this MD&A is current to February 13, 2023.

On December 30, 2022, the Company changed its financial year end from December 31 to March 31.

The information provided herein supplements but does not form part of the financial statements. Financial information is expressed in Canadian dollars, unless stated otherwise. All references to "$" or "dollars" in this MD&A refer to Canadian dollars. References to "US$" or "USD" in this MD&A refer to United States dollars. Readers are cautioned that this MD&A contains "forward-looking statements" and that actual events may vary from management's expectations. Readers are encouraged to read the cautionary note contained herein regarding such forward-looking statements. Information on risks associated with investing in the Company's securities, as well as information about mineral resources under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") are contained in the 2021 Annual Report which is available under the Company's SEDAR profile at www.sedar.com.

Profile and Strategy

The Company is incorporated under the laws of the province of British Columbia, Canada. The common shares without par value in the capital of the Company (the "Common Shares") are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "ELEF" and on the Frankfurt Stock Exchange under the symbol "1P2N" and are quoted on the OTCQX under the symbol "SILEF". The Company maintains its registered and records office at Suite 1610 - 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2.

On January 14, 2022, the Company's share capital was consolidated on the basis of one (1) new Common Share for each ten (10) old Common Shares (the "Consolidation"). All Common Share, warrant, option and per Common Share amounts have been retroactively adjusted.

On January 14, 2022, the Company completed a strategic reorganization of the Company's business through a statutory plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia), dated November 8, 2021. Pursuant to the Arrangement, the common shares of the Company were consolidated on a 10:1 basis and each holder of common shares of the Company received in exchange for every 10 pre-consolidation common shares held: (i) one post-consolidation common share of the Company; (ii) one common share of Flying Nickel Mining Corp. ("Flying Nickel"); (iii) one common share of Nevada Vanadium Mining Corp. ("Nevada Vanadium"); and (iv) two common shares of Oracle Commodity Holding Inc. ("Oracle") (formerly Battery Metals  Royalties Corp. ("Battery Metals")). Additional details of the Arrangement is included in the section titled Arrangement And Transfer Of Assets.

The Company is a mineral exploration stage company. The Company's projects are the Pulacayo Paca silver-lead-zinc property in Bolivia (the "Pulacayo Project"), the El Triunfo gold-silver-lead-zinc project in Bolivia ("the Triunfo Project"), the Gibellini vanadium property in Nevada, USA (the "Gibellini Project") and the Minago nickel property in Canada (the "Minago Project"). The Company also owns or holds 100% interests in each of the following projects: (a) the Titan vanadium-titanium-iron project located in Ontario, Canada, (b) the Ulaan Ovoo coal project located in Mongolia, and (c) the Chandgana Khavtgai and Tal coal projects, located in Mongolia; all of which have been fully impaired.

Silver Elephant Mining Corp. Management’s Discussion and Analysis For the Twelve Months Ended December 31, 2022 (Unaudited) (Expressed in Canadian dollars, except where indicated)

Overall Performance and Outlook

The following highlights the Company's overall performance for the three months and year ended December 31, 2022:

	Three Months Ended			Twelve Months Ended
	December 31, 2022 ($)	December 31, 2021 ($)	Change	December 31, 2022 ($)	December 31, 2021 ($)	Change

Net loss attributable to shareholders of the Company	(730,336)	(4,443,467)	3,713,131	(6,959,995)	(6,829,714)	(130,281)
Cash used in operating activities	(2,133,960)	(1,670,479)	(463,481)	(5,249,889)	(2,191,160)	(3,058,729)
Cash at end of period	1,036,295	579,508	456,787	1,036,295	579,508	456,787
Loss per share - basic and diluted	(0.03)	(0.24)	0.21	(0.27)	(0.38)	0.11

Corporate Updates

  On January 14, 2022, the Company completed a strategic reorganization of Silver Elephant. Additional details of the Arrangement is included in the section titled Arrangement And Transfer Of Assets.
  On January 18, 2022, post-Arrangement and post-Consolidation Common Shares commenced trading on the TSX.
  On January 19, 2022, the Company announced it had commenced an exploration drilling program at the Paca deposit of the Pulacayo Project.
  On January 25, 2022, the Company announced that it had commenced a 1,500-meter drilling program at the Triunfo Project. The program will probe several prospective induced polarisation ("IP") geophysical anomalies detected in late 2021.
  On March 29, 2022, the Company announced regional exploration drilling results from the Pulacayo Project. Further details can be obtained from the news release, available on the Company's website www.silverelef.com.
  On March 31, 2022, the Company entered into a binding letter of intent (the "LOI") with Battery Metals pursuant to which the Battery Metals proposes to acquire a 45% equity interest of ELEF's wholly owned Mega Thermal Coal Corp.(formerly Asia Mining Inc.) ("Mega Coal"), which owns and operates the Ulaan Ovoo and Chandgana thermal coal mines in Mongolia through Mega Coal's wholly-owned Mongolian subsidiaries.  The LOI was amended effective May 12, 2022.  The proposed transaction (the "Mega Transaction") includes the following key terms:

(a)  ELEF will transfer to Mega Coal: 9,000,000 Battery Metals common shares;

(b)  Battery Metals will issue 16,000,000 common shares to ELEF;

(c)  Battery Metals will complete a concurring private placement for gross proceeds of approximately $2,000,000; and

(d)  Battery Metals will complete a listing on the TSX Venture Exchange or Canadian Securities Exchange.

Closing of the Mega Transaction will be subject to such corporate and/or regulatory approvals as may be required, including the approval of the TSX, and such other requirements as may be applicable under applicable laws and the policies of the TSX, including, if applicable, approval of the shareholders of Silver Elephant and/or Battery Metals.

  On April 4, 2022 the Company announced initial diamond drill results from the Company's 100%-controlled El Triunfo gold-silver project located 75 km east of La Paz city, Bolivia.
  On June 21, 2022 the Company announced the appointment of Zula Kropivnitski as CFO, replacing Irina Plavutska.

Silver Elephant Mining Corp. Management’s Discussion and Analysis For the Twelve Months Ended December 31, 2022 (Unaudited) (Expressed in Canadian dollars, except where indicated)
  On September 7, 2022, the Company announced that Battery Metals has entered into a debt settlement agreement with Silver Elephant pursuant to which Battery Metals will transfer an aggregate of 1,440,352 common shares of Flying Nickel to settle an aggregate of $193,811 in outstanding debts accrued since 2021 to Silver Elephant. Additionally, Silver Elephant announces that it has entered into a debt settlement agreement with Mr. John Lee, director and Chief Executive Officer of Silver Elephant, pursuant to which Silver Elephant will transfer the FLYN Shares to Mr. Lee to settle $193,811 in outstanding salaries and expenses accrued since 2021 to Mr. Lee.
  On December 7, 2022, the Company announced the appointment of Nigel Lees to the board of directors, and the resignation of Marc Leduc from the board of directors.

Mr. Lees has over thirty years of experience in merchant and investment banking in the U.K. and Canada. His career in Canada commenced with RBC Dominion Securities as a research analyst. During his career in Canada, he has been a partner and director of several investment dealers and has assisted in financing companies in the process of going public on the Canadian stock exchanges.

He has served as a member of the Listing Committee of the Toronto Stock Exchange as well as an officer and board member of several publicly listed junior mining companies. He was a founder and past director of TVX Gold Inc., a significant North and South American gold producer, which merged with Kinross Gold in 2003.  He served as a director of Yamana Gold Inc. for seventeen years until 2020 where he served as the Chairman of the compensation committee.

  On December 15, 2022, Andrew Yau, CPA, CGA was appointed as Chief Financial Officer of the Company, replacing Zula Kropivnitski, who resigned for personal reasons. Mr. Yau is an accomplished financial executive with diverse M&A experience in the mining sector complemented with strong International Financial Reporting Standards (IFRS) and public company compliance knowledge. Mr. Yau previously held senior financial positions with several Toronto Stock Exchange and TSX Venture Exchange listed companies and most recently as Executive Vice President and Chief Financial Officer of Orea Mining Corp.

Mr. Yau, CPA, CGA, holds a Bachelor of Commerce and Business Administration degree from the University of British Columbia and has been in accounting and finance roles with publicly listed companies since 2006.

  On December 28, 2022 the Company announced that, further to its news release dated November 21, 2022, it has received US$73,000 as part of the total proceeds from the sale of 3,166 tonnes of Ulaan Ovoo coal to China. On December 9, 2022, 3,166 tonnes of Ulaan Ovoo coal were loaded onto 50 wagons (driven by a dedicated Ulaanbaatar railway locomotive) at Mongolia's Sukhbaatar station (Sales Delivery Point). The train traveled south-bound, arriving at China's Erlian port the following week. The coal was unloaded at Erlian and the wagons have been returned to Mongolia to start the second run.

The Company holds 100% rights to Ulaan Ovoo mineral claims and mining licenses. The Company and its Mongolian operating partner have agreed to share the coal sales proceeds from stockpiled coal sales on a 50/50 basis until June 30, 2023. There are approximately 85,000 tonnes of coal previously mined by the Mongolian operating partner stockpiled at the Ulaan Ovoo mine site and the nearby Sukhbaatar rail siding.

  On January 26, 2023, Flying Nickel announced that it proposes to undertake a non-brokered private placement (the "FN Placement") of up to 5 million units of the Flying Nickel (the "FN Units") at a price of $0.16 per FN Unit to raise aggregate gross proceeds of up to $800,000. Each FN Unit will consist of one common share of the Flying Nickel and one share purchase warrant with each warrant entitling the holder to purchase one additional share of Flying Nickel at a price of $0.20 per share for three years.
  On January 26, 2023, Nevada Vanadium announced that it proposes to undertake a non-brokered private placement (the "NV Placement") of up to 2 million units of Nevada Vanadium (the "NV Units") at a price of $0.14 per NV Unit to raise aggregate gross proceeds of up to $280,000. Each NV Unit will consist of one common share of Nevada Vanadium and one share purchase warrant with each warrant entitling the holder to purchase one additional share of Nevada Vanadium at a price of $0.18 per share for 3 years.

Silver Elephant Mining Corp. Management’s Discussion and Analysis For the Twelve Months Ended December 31, 2022 (Unaudited) (Expressed in Canadian dollars, except where indicated)
  On February 1, 2023, Flying Nickel announced that it proposes to reprice: (i) an aggregate of 5,047,016 outstanding common share purchase warrants of the Flying Nickel (the "FN Warrants") issued pursuant to a warrant indenture dated November 29, 2021 between Flying Nickel and Computershare Trust Company of Canada, as warrant agent (the "Warrant Indenture") (the "Warrant Repricing"); and (ii) an aggregate of 3,960,000 incentive stock options of Flying Nickel (the "Options") (the "Option Repricing").
  On February 1, 2023, the Company announced that it plans to extend, in the aggregate, the term of 960,000 outstanding warrants by an additional two years. In May 2020, the Company conducted a private placement whereby it issued 1,520,000 share purchase warrants (the "May 2020 Warrants") exercisable at a price of $1.60 per share (on a post-consolidated basis) with a three year term, of which 463,800 warrants are due to expire on May 1, 2023 and 496,200 are due to expire on May 20, 2023. The remaining 560,000 warrants from the May 2020 Warrants have already been exercised prior to the date of this news release. No insiders of the Company hold any of these warrants and the extension of these warrants are subject to the approval of the Toronto Stock Exchange.

Arrangement And Transfer of Assets

On January 14, 2022, pursuant to the Arrangement, the common shares of the Company were consolidated on a 10:1 basis pursuant to the Consolidation and each holder of common shares of the Company received in exchange for every 10 pre-Consolidation common shares held: (i) one post-Consolidation common share of the Company; (ii) one common share of Flying Nickel (iii) one common share of Nevada Vanadium and (iv) two common shares of Battery Metals.

As a result of the Arrangement:

i. certain royalties held by the Company were transferred to Battery Metals in exchange for the issuance of 1,785,430 Battery Metals shares;

ii. the Minago Project was spun out, into Flying Nickel in exchange for the issuance of 50,000,000 Flying Nickel shares, and the assumption of certain liabilities related to the underlying assets;

iii. and the Gibellini Project was spun out, into Nevada Vanadium in exchange for the issuance of 50,000,000 Nevada Vanadium shares, and the assumption of certain liabilities related to the underlying assets; and

iv. Battery Metals purchased 22,953,991 of the outstanding shares of both Nevada Vanadium and Flying Nickel in exchange for the issuance of 78,214,570 Battery Metals shares to the Company.

Effective January 14, 2022, each company commenced its corresponding core business with the following: (1) Silver Elephant, holding a 100% interest in the Pulacayo and the Triunfo projects in Bolivia, the Titan project in Canada, the Ulaan Ovoo and the Chandgana  projects in Mongolia and 31,730,110 shares of Battery Metals (representing 39.7%) as a subsidiary; (2) Flying Nickel, holding a 100% interest in the Minago nickel project in Canada; (3) Nevada Vanadium, holding a 100% interest in the Gibellini project in Nevada; and (4) Battery Metals, holding a 2% royalty in each of the assets referenced above and 22,953,991 shares of Flying Nickel (representing 39.7%) and 22,953,991 shares of Nevada Vanadium (representing 45.9%).

As a result of the Arrangement, the Company acquired 39.7% of Battery Metals issued and outstanding shares and, through other relationships, the Company determined it has de facto control over Battery Metals following completion of the Arrangement. Accordingly, the Company consolidated the results of Battery Metals from January 14, 2022.

In addition, as a result of the Arrangement and Consolidation, each of the Company's option and warrant holders as at January 14, 2022, (a "Holder") is entitled to receive, upon exercise of each such warrant and option ("January 14, 2022 Options and Warrants") at the same original exercise price and in accordance with the terms of such warrant and option, one share of each of Flying Nickel and Nevada Vanadium; two shares of the Battery Metals (collectively, the "Reserved Shares"); and one share of ELEF.

Silver Elephant Mining Corp. Management’s Discussion and Analysis For the Twelve Months Ended December 31, 2022 (Unaudited) (Expressed in Canadian dollars, except where indicated)

Discussion Of Operations

Definitions and Interpretations

This MD&A contains a number of technical terms relating to exploration and resource development that may be unfamiliar to a general reader. The following definitions are provided for reference and clarification, and reflect their common use and understanding in the mining industry:

"deposit" means a mineral deposit which is a mineralized mass that may be economically valuable, but whose characteristics may require more detailed information. Mineral resources are calculated from geological data collected from deposits, however, deposits do not necessarily reflect the presence of mineral resources.

"mineral resource" means a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a mineral resource are known, estimated, or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated, and Measured categories. Note that the confidence level in Inferred Mineral Resources is insufficient to allow the application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Regardless of category, a mineral resource is estimated through application of the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Reserves: Definitions and Guidelines, as amended in 2014. A "historic" mineral resource estimate refers to a mineral resource estimate of the quantity, grade, or metal or mineral content of a deposit that the Company has not verified as current, and which was prepared before the Company acquired or entered into an agreement to acquire, an interest in the property that contains the deposit.

"project", as used in the context of the Pulacayo Project, the Gibellini Project, the Triunfo Project, the Sunawayo Project and the Titan Project defined in this MD&A, refers to a mineral project which, pursuant to NI 43-101, means any exploration, development or production activity, including a royalty or similar interest in these activities with respect to base metals, precious metals or industrial metals as it applies to the Company.

"property" refers to land concessions for which the Company holds mineral rights to conduct its activities.

"Qualified Person" means, pursuant to NI 43-101, an individual who is an engineer or geoscientist with at least five years experience in mineral exploration, mine development or operation, or mineral project assessment. This individual is a member or licensee in good standing of a professional association and has to have relevant experience of the subject matter of the mineral project and the technical report.

Pulacayo Project, Bolivia

The scientific and technical information in this section of this MD&A that specifically relates to the current Pulacayo Project mineral resource estimates for the Pulacayo and Paca deposits has been extracted or summarized from the Pulacayo Technical Report (as defined below). Additional information presented below that pertains to the Pulacayo Project but does not specifically appear in the Pulacayo Technical Report has been provided by the Company. The Pulacayo Technical Report is available under the Company's SEDAR profile at www.sedar.com.

The Company filed an amended "Pulacayo Technical Report" on November 17, 2020. The amended Pulacayo Technical Report was filed by the Company with Canadian securities regulatory authorities in connection with the filing of the final short form prospectus of the Company in relation to the Offering.

The Pulacayo Project consists of many licenses within which are located the Pulacayo and Paca mineral deposits, several areas of potential mineralization and historic tailings piles.

The Pulacayo Project mining rights are recognized by two legally independent contractual arrangements, one covering all, except the Apuradita mining concession, from the Pulacayo MPC between the Company and COMIBOL, a Bolivian state mining company, and the original holder of the rights, executed on October 3, 2019. The Pulacayo MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca mineral deposits for up to 30 years against certain royalty payments. It is comparable to a mining license in Canada or the United States. In connection with the Apuradita mining concession, its rights are covered by a second contractual arrangement, with the Bolivian Jurisdictional Mining Authority, acting for the State, which is in process of formalization, as a mean of recognition of the acquired rights to what was originally the mining concession. Until such time as the contract is formalized, all mining rights, as recognized in the Bolivian Mining Law 535, can be exercised by the holder of the ex-concession.

Silver Elephant Mining Corp. Management’s Discussion and Analysis For the Twelve Months Ended December 31, 2022 (Unaudited) (Expressed in Canadian dollars, except where indicated)

The Pulacayo Project comprises seven mining concessions covering an area of approximately 3,560 hectares of contiguous areas centered on the historical Pulacayo mine and town site. The Pulacayo Project is located 18 kilometers east of the town of Uyuni in the Department of Potosí, in southwestern Bolivia. It is located 460 kilometers south-southeast of the national capital of La Paz and 150 kilometers southwest of the City of Potosí, which is the administrative capital of the department. The Pulacayo Project is fully permitted with secured social licenses for mining.

The Company's 2023 Pulacayo Project objectives are:

  Complete a 3D geological model incorporating collected metadata;
  Drill test high priority targets identified through modeling and IP mapping; and
  Advance permitting for potential mining exploitation on the property.

Triunfo Project, Bolivia

On July 13, 2020, the Company executed the Triunfo Agreement with the Triunfo Vendor. The Triunfo Agreement provides the Company with the Triunfo Rights (consisting of the Exploration Right and the Purchase Right) with respect to the Triunfo Project. The Purchase Right can be exercised at any time after the Triunfo Vendor completes the required Bolivian administrative procedures for the Triunfo Project (expected to occur no later than March 2021) until July 13, 2025, or such further period as the parties may agree. To secure the Triunfo Rights, the Company paid the Triunfo Vendor US$100,000 upon execution of the Triunfo Agreement. Until the Company exercises its Purchase Right, beginning in 2021 the Company must pay the Triunfo Vendor US$50,000 on June 15 of each year to maintain the Triunfo Rights. The Company may elect to terminate the Triunfo Agreement at any time. If the Company exercises the Purchase Right, the Triunfo Vendor will maintain the Residual Interest. Upon exercise of the Purchase Right, the Company may make a lump sum payment to the Triunfo Vendor at any time to reduce some or all of the Residual Interest as follows:

  the Residual Interest may be extinguished for $406,500 (US$300,000);
  the Residual Interest may be reduced by 4% for $338,750 (US$250,000);
  the Residual Interest may be reduced by 3% for $271,000 (US$200,000);
  the Residual Interest may be reduced by 2% for $203,250 (US$150,000); or
  the Residual Interest may be reduced by 1% for $135,500 (US$100,000).

The Triunfo Project area covers approximately 256 hectares located in the La Paz Department, which is located about 75 kilometers to the east of the city of La Paz, Bolivia. The Triunfo Project has access to power and water and is accessible by road year-round. The Triunfo Vendor maintains a positive relationship with the local community.

The Company's 2023 Triunfo Project objectives are:

  Test targets identified in the 2022 IP program through drilling;
  Determine continuity of mineralization over the extended strike length of the property; and
  Ascertain the potential of a resource on the property.

Silver Elephant Mining Corp. Management’s Discussion and Analysis For the Twelve Months Ended December 31, 2022 (Unaudited) (Expressed in Canadian dollars, except where indicated)

Gibellini Project, USA

The Gibellini vanadium project (the "Gibellini Project") is comprised of the Gibellini, Bisoni and Louie Hill vanadium deposits and associated claims located in the State of Nevada, USA.

On January 14, 2022, pursuant to the Arrangement, Nevada Vanadium issued 50,000,000 common shares in consideration for Gibellini Vanadium mineral property assets and the assumption of certain liabilities related to the underlying assets. The fair value of the shares issued for the Gibellini project and related assets and liabilities was $20,000,000, as determined based on Nevada Vanadium's private placement, pursuant to which 2,982,500 common shares were issued with a fair value of $0.40 per share.

Gibellini Group

The Gibellini group of claims were acquired on June 22, 2017, through leasehold assignments from the claimant and then-holder of the Gibellini mineral claims (the "Gibellini Lessor"). Under the Gibellini mineral lease agreement (the "Gibellini MLA"), the company leased this core group of claims, which originally constituted the entire Gibellini Project, by, among other things, agreeing to pay to the Gibellini Lessor annual advance royalty payments. These payments are tied, based on an agreed formula not to exceed $162,600 (US$120,000) per year, to the average vanadium pentoxide price of the prior year (each an "Advance Royalty Payment"). Upon commencement of production, the obligation to make Advance Royalty Payments will cease and the company will instead maintain its acquisition through lease of the Gibellini group of claims by paying to the Gibellini Lessor, a 2.5% net smelter return royalty (the "Gibellini NSR Payments") until a total of $4,065,002 (US$3 million) is paid. Thereafter, the Gibellini NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as "Production Royalty Payments"). Upon commencement of production, any Advance Royalty Payments that have been made will be deducted as credits against the Gibellini NSR Payments or Production Royalty Payments, as applicable. The lease is for a term of 10 years, expiring on June 22, 2027, which can be extended for an additional 10 years, at the Company's option. On April 19, 2018, the Gibellini MLA was amended to grant the Company the option, at any time during the term of the Gibellini MLA, which ends on June 22, 2027, to require the Gibellini Lessor to transfer their title over all of the leased mining claims (excluding four claims which will be retained by the Gibellini Lessor) (the "Transferred Claims") to the Company in exchange for $1,355,000 (US$1,000,000), which will be deemed an Advance Royalty Payment (the "Transfer Payment").

Bisoni Group

On September 18, 2020, the company completed the acquisition of the Bisoni vanadium property situated immediately southwest of the Gibellini Project pursuant to an asset purchase agreement (the "Bisoni APA") dated August 18, 2020, with Cellcube Energy Storage Systems Inc. ("Cellcube"). The Bisoni property comprised of 201 lode mining claims. As consideration for the acquisition of the Bisoni property under the Bisoni APA, the Company issued 4 million Common Shares (the "Bisoni APA Shares") and paid $200,000 cash to Cellcube. Additionally, subject to TSX approval, if, on or before December 31, 2023, the price of European vanadium pentoxide on the Metal Bulletin (or an equivalent publication) exceeds $16.26 (US$12.00) a pound for 30 consecutive days, the Company will issue to Cellcube additional Common Shares with a value of $500,000 calculated based upon the 5-day volume weighted average price of the Common Shares immediately following the satisfaction of the vanadium pentoxide pricing condition.

Louie Hill Net Smelter

The Gibellini property is subject to a net smelter return royalty interest retained by the former Louie Hill Lessors. The royalty agreement provides Nevada Vanadium to pay the following royalties to the former Louie Hill Lessors as an advance royalty: (i) $101,625 (US$75,000) upon Nevada Vanadium achieving Commercial Production (as defined in the Royalty Agreement) at the Gibellini Project; (ii) $67,750 (US$50,000) upon the Nevada Vanadium selling, conveying, transferring or assigning all or any portion of certain claims defined in the Royalty Agreement to any third party and (iii) annually upon the anniversary date of July 10, 2018, and the anniversary date of each year thereafter during the term of the Royalty Agreement: (a) if the average vanadium pentoxide price per pound as quoted on www.metalbulletin.com (the "Metal Bulletin") or another reliable and reputable industry source as agreed by the parties, remains below $9.49 (US$7.00) per pound during the preceding 12 months, $16,938 (US$12,500); or (b) if the average vanadium pentoxide price per pound as quoted on Metal Bulletin or another reliable and reputable industry source as agreed by the parties, remains equal to or above $9.49(US$7.00) per pound during the preceding 12 months, $2,710 (US$2,000) x average vanadium pentoxide price per pound up to a maximum annual advance royalty payment of $37,940 (US$28,000). Further, Nevada Vanadium will pay to the former Louie Hill Lessors a 2.5% net smelter return royalty (the "Louie Hill NSR") payable on vanadium pentoxide produced from the area of the former Louie Hill Claims contained within the current Louie Hill Claims. Nevada Vanadium may purchase three-fifths of the Louie Hill NSR at any time for $1,355,001 (US$1,000,000), leaving the total Louie Hill NSR payable by Nevada Vanadium at 1.0% for the remaining life of the mine. Any Louie Hill Advance Royalty Payments that have been made at the time of Commercial Production will be deducted as credits against future payments under the Louie Hill NSR. The payments under the Royalty Agreement will continue for an indefinite period and will be payable as long as Nevada Vanadium, its subsidiaries, or any of their permitted successors or assigns holds a valid and enforceable mining concession over the area.

Silver Elephant Mining Corp. Management’s Discussion and Analysis For the Twelve Months Ended December 31, 2022 (Unaudited) (Expressed in Canadian dollars, except where indicated)

Minago Project, Manitoba Canada

The Minago property is located in northern Manitoba, Canada within the southern part of the Thompson Nickel Belt, approximately 107 kilometers north of the Town of Grand Rapids, Manitoba and 225 kilometres south of the City of Thompson, Manitoba. Provincial Highway 6 transects the eastern portion of the Minago Property.

The Minago Project is comprised of 94 mining claims and two mining leases. Mining claims MB8497, P235F, P238F and P239F are subject to a net smelter return ("NSR") royalty interest (the "Glencore Royalty") retained by Glencore Canada Corporation ("Glencore"). The Glencore Royalty in respect of nickel, shall for any calendar quarter be: (i) 2% NSR royalty when the London Metals Exchange 3-month nickel price is equal to or greater than $17,923.59 (US$13,227.74) per tonne in that quarter; and (ii) a 1% NSR when the London Metals Exchange 3-month nickel price is less than $17,923.59 (US$13,227.74) per tonne in that quarter. The Glencore Royalty in respect of other minerals, metals and concentrates, shall be a 2% NSR. In the event that the Glencore Royalty consists of a 2% NSR royalty, Flying Nickel may purchase a portion of the royalty interest which represents in the aggregate no more than 1% of the royalty interest for $1,000,000. The Glencore Royalty interest shall never be less than a 1% NSR. No portion of the reported Minago resource currently exists within claims subject to the Glencore Royalty.

In addition, pursuant to the Arrangement, Silver Elephant transferred to Battery Metals, and Battery Metals retains, a 2% NSR on the Minago Project. The Royalty will be calculated quarterly and will be payable in each quarter where the average nickel price on the London Metals Exchange exceeds $20.33 (US$15.00).

The table below is a summary of the Company's exploration and evaluation assets:

	Pulacayo - Bolivia ($)	Gibellini - USA ($)	Sunawayo - Bolivia ($)	Triunfo - Bolivia ($)	Minago - Canada ($)	Total ($)

Balance, January 1, 2021	17,539,760	13,290,081	513,088	463,665	-	31,806,594
Acquisition costs	-	-	-	-	16,011,151	16,011,151
Licenses, tax and permits	5,200	390,098	-	-	54,276	449,574
Geological and consulting	2,532,970	1,547,810	765,728	209,260	334,648	5,390,416
Personnel, camp and general	384,021	789,578	-	-	52,580	1,226,179
Impairment	-	-	(1,278,816)	-	-	(1,278,816)
Transfer to assets held for spin-out	-	(16,017,567)	-	-	(16,452,655)	(32,470,222)
Balance, December 31, 2021	20,461,951	-	-	672,925	-	21,134,876

Assets from completion of the Arrangement	-	19,959,437	-	-	35,119,073	55,078,510
Licenses, tax and permits	-	357,135	-	68,935	213,133	639,203
Geological and consulting	749,407	666,157	-	387,039	605,946	2,408,549
Royalties	-	272,941	-	-	-	272,941
Personnel, camp and general	396,563	-	-	66,422	2,200,682	2,663,667
Foreign exchange	(799,432)	-	-	73,591	-	(725,841)
Balance, December 31, 2022	20,808,489	21,255,670	-	1,268,912	38,138,834	81,471,905

Silver Elephant Mining Corp. Management’s Discussion and Analysis For the Twelve Months Ended December 31, 2022 (Unaudited) (Expressed in Canadian dollars, except where indicated)

Summary Of Quarterly Results

Financial data for the interim period ended September 30, 2022 have been revised (the "Q3 2022 Revision") in this MD&A. The Q3 2022 Revision was primarily to: 1) reclassify a Loss from Sale of Marketable Securities of $14,957,624 to equity, in accordance with IFRS 10 - Consolidated Financial Statements; and 2) Recognize an additional foreign exchange loss of $490,614. Accordingly, net loss attributable to shareholders of the Company for the three and nine months ended September 30, 2022 was revised from $24,780,523 and $20,700,812 respectively, to $3,970,969 and $6,229,659 respectively. Basic and diluted loss per share attributable to shareholders of the Company for the three and nine months ended September 30, 2022 was revised from $0.77 and $0.72 respectively, to $0.15 and $0.25 respectively.

The following tables summarize selected consolidated financial information prepared in accordance with IFRS for the eight most recently completed quarters:

Quarter	Net Income (Loss) for the Period Attributable to Shareholders Of the Company ($)	Basic Earnings (Loss) Per Share Attributable to Shareholders of the Company ($)	Diluted Earnings (Loss) Per Share Attributable to Shareholders of the Company ($)

Q4 2022	(730,336)	(0.03)	(0.03)
Q3 2022 (revised)	(3,970,969)	(0.15)	(0.15)
Q2 2022	(24,780,523)	(0.85)	(0.85)
Q1 2022	22,521,833	1.15	1.14
Q4 2021	(4,443,467)	(0.24)	(0.24)
Q3 2021	(1,712,620)	(0.08)	(0.08)
Q2 2021	(1,686,135)	(0.08)	(0.08)
Q1 2021	1,012,508	0.10	0.10

	Cash ($)	Total Assets ($)	Total Non-Current Financial Liabilities ($)

December 31, 2022	1,036,295	88,141,463	(5,752,078)
September 30, 2022 (revised)	2,244,952	89,726,241	(5,919,391)
June 30, 2022	3,827,488	89,777,395	(5,666,954)
March 31, 2022	854,649	47,282,303	(2,037,731)
December 31, 2021	579,508	62,046,418	(2,037,731)
September 30, 2021	401,579	53,616,089	(695,257)
June 30, 2021	176,022	54,469,429	(695,257)
March 31, 2021	720,633	53,247,960	(2,901,100)

Q4 2022 Compared with Q3 2022

Net loss attributable to shareholders of the Company for Q3 2022 was $3,970,969 compared to $730,336 in Q4 2022. The higher net loss in Q3 2022 is mainly attributable to the Company recording in Q3 2022: an impairment of NSRs held by Oracle of $679,374, loss on debt settlement of $906,072 in connection with the Minago Project, and a foreign exchange loss of $512,111. In addition, the Company recorded a foreign exchange gain of $368,340 this quarter, and other income of $347,658 which primarily relates to hay sold from the Fish Creek Ranch (refer to Liquidity And Capital Resources).

Silver Elephant Mining Corp. Management’s Discussion and Analysis For the Twelve Months Ended December 31, 2022 (Unaudited) (Expressed in Canadian dollars, except where indicated)

Q4 2022 Compared with Q2 2022 and Q1 2022

During the three months ended December 31, 2022, the Company recorded a net loss attributable to the shareholders of the Company of $730,336, compared to $24,780,523 in Q2 2022 and a net income attributable to shareholders of the Company of $24,210,145 in Q1 2022. During Q1 2022 the Company recorded a gain of $24,210,145 on the distribution of net assets to the Company's shareholders related to the Arrangement, which was reversed in Q2 2022 as a result of the Company having re-evaluated the level of control it exerted over its subsidiaries, Nevada Vanadium, Flying Nickel, and Oracle.

Q4 2022 Compared with Q3 2021 and Q2 2021

The Company recorded a net loss attributable to shareholders of $1,712,620 and $1,686,135 for Q3 2021 and Q2 2021 respectively. The variance relative to Q4 2022 is attributable to Q4 2022 benefiting from a foreign exchange gain of $368,340 compared to $163,958 and $23,306 in Q3 2021 and Q2 2021 respectively. In addition, the Company recorded other income of $347,658 compared to $nil in Q3 2021 and Q2 2021.

Q4 2022 Compared with Q4 2021

Net loss attributable to shareholders of the Company for Q4 2021 was $4,443,467. The higher net loss during Q4 2021 is mainly attributable to the Company having recorded an impairment of the Sunawayo mineral property for $1,278,817 and incurring costs in excess of recovered coal of $1,567,919 compared to $nil in Q4 2022.

Q4 2022 Compared with Q1 2021

During the three months ended December 31, 2022, the Company recorded a net loss attributable to shareholders of the Company of $730,336, compared to a net income attributable to shareholders of the Company of $1,012,508 in Q1 2021.  The variance is attributable to Q1 2021 benefiting from lower costs in general, including administration, professional fees, salaries and share based payments and an unrealized gain from marketable securities of $1,600,000.

Review of Financial Results - Twelve months

	12 Months Ended	Year Ended	Year Ended
	December 31,	December 31	December 31
	2022	2021	2020
	($)	($)	($)

Net loss attributable to shareholders of the Company	(6,959,995)	(6,829,714)	(4,626,887)
Basic loss per share attributable to shareholders of the Company	(0.27)	(0.38)	(0.34)
Diluted loss per share attributable to shareholders of the Company	(0.27)	(0.38)	(0.34)

	December 31, 2022 ($)	December 31, 2021 ($)	December 31, 2020 ($)

Cash	1,036,295	579,508	7,608,149
Total assets	88,141,463	62,046,418	39,833,010
Total non-current financial liabilities	(5,752,078)	(2,037,731)	695,257

During the twelve months ended December 31 2022, the Company recorded a net loss attributable to shareholders of the Company of $6,959,995, generally consistent the same period in the prior year. Although the Company incurred significantly higher general and administrative expenses of $8,378,135 this period, compared to $4,000,671 during the same period in the prior year, a total of $4,440,899 of the aggregate net loss is attributable to non-controlling interests this period.

Silver Elephant Mining Corp. Management’s Discussion and Analysis For the Twelve Months Ended December 31, 2022 (Unaudited) (Expressed in Canadian dollars, except where indicated)

The Company recorded a net loss of $4,626,887 during the twelve months ended December 31 2020. The lower net loss in 2020 is mainly a result of a lower costs in general, including administration, consulting and management fees, professional fees, salaries and share based payments.

Liquidity And Capital Resources

The Company utilizes existing cash received from prior issuances of equity instruments to provide liquidity to the Company and finance exploration projects.

As of December 31, 2022, the Company had a working capital deficit of $2,183,641 compared to $2,108,773 at September 30, 2022 and positive working capital of $31,496,406 at December 31, 2021.

On August 24, 2022, the Company closed its non-brokered private placement (the "August 2022 Placement") offering of 640,000 Shares at a price per Common Share of $0.00 for aggregate gross proceeds of $320,000. The proceeds will be used for the Company's mineral project development and for general working capital purposes.

On December 7, 2022, the Company announced the closing of a private placement for gross proceeds of $1,384,499. Pursuant to the closing, the Company issued an aggregate of 3,076,666 Units.  Each Unit consists of one common share of the Company and one share purchase warrant with each warrant entitling the holder to purchase one additional share of the Company at a price of $0.55 per share for 36 months from Closing. In connection with the Closing, the Company issued 75,600 Units and paid $4,620 in cash as finders' fees. The proceeds will be used for the Company's mineral project development and for general working capital purposes.

On December 12, 2022 the Company announced the closing of the final tranche of its private placement for gross proceeds of $13,500. Pursuant to the closing, the Company issued an aggregate of 30,000 units.  Each unit consists of one common share of the Company and one share purchase warrant with each warrant entitling the holder to purchase one additional share of the Company at a price of $0.55 per share for 36 months from Closing. The Company paid $945 in cash as a finder's fee. The proceeds will be used for the Company's mineral project development and for general working capital purposes.

Cash flow information:

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021
	($)	($)	($)	($)

Cash used in operating activities	(2,133,960)	(1,670,479)	(5,249,889)	(2,191,160)
Cash used in investing activities	(249,711)	(1,473,676)	(7,390,330)	(15,430,384)
Cash from financing activities	1,171,336	10,836,676	13,093,328	18,107,495
Cash, end of the period	1,036,295	579,508	1,036,295	579,508

Cash Flow Highlights

Operating activities: During the twelve months ended December 31, 2022, the Company used $5,249,889 in operating activities, compared to $2,191,160 during the same period in the prior year. The variance is primarily attributable to a general increase in operating costs, including professional fees increasing by $730,415 and salaries and benefits increasing by $829,818, resulting from the Company ramping up operations and activity, including the Arrangement. During the current quarter, the Company used $2,133,960 in operating activities, compared to $1,670,479 during the same quarter in the prior year. The increase is also attributable to the general increase in operating costs, including higher salaries and benefits $701,393 this quarter, compared to $207,201 during the same quarter in the prior year.

Silver Elephant Mining Corp. Management’s Discussion and Analysis For the Twelve Months Ended December 31, 2022 (Unaudited) (Expressed in Canadian dollars, except where indicated)

Investing activities: During the twelve months ended December 31, 2022 the Company used $7,390,330 in investing activities, compared to $15,430,384 during the prior year. Cash used in investing activities during the prior included $15,209,563 in exploration and evaluation assets, primarily on the Minago Project, and also the Pulacayo and Gibellini projects. During the current period, the Company invested $4,456,695 on its exploration and evaluation assets, acquired the Fish Creek Ranch which includes land of $3,724,577, buildings and structures of $657,277 and equipment of $604,757. The Company also sold marketable securities for $2,110,476 this period, compared to $779,179 during the comparative prior year period. During the current quarter the Company used $249,711 in investing activities, compared to $1,473,676 during the same quarter in the prior year, which reflects lower activities this quarter that relate to exploration and evaluation assets.

Financing activities: During the twelve months ended December 31, 2022 the Company received $13,093,328 from financing activities, compared to $18,107,495 during the same period in the prior year. During the current period the Company received $1,800,336 from share issuances, obtained $3,752,400 from the CVB Loan, and received cash of $7,514,592 from the completion of the Arrangement. During the comparative prior year period, the Company received $7,331,633 from share issuances, $2,601,997 from the exercise of warrants, $1,424,228 from the issuance of flow through shares, and $6,565,752 from subscription receipts in connection with the Arrangement. During the current quarter, the Company received $1,171,336 from financing activities, compared to $10,836,676 during the same quarter in the prior year. The current quarter amounts are entirely attributable to share issuances, whereas during the same period in the prior year, the company received $3,004,713 from share issuances, $1,424,228 from the issuance of flow through shares, and $6,565,752 from subscription receipts in connection with the Arrangement.

As at December 31, 2022, the Company had cash of $1,036,295, and current liabilities of $3,818,992. The Company will need to conduct additional financings to meet working capital requirements, and obligations as they become due.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the twelve months ended December 31, 2022, the Company had related party transactions with key management personnel in providing management and consulting services to the Company. Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive and non-executive directors.

A summary of related party transactions is as follows:

	Three Months Ended		Twelve Months Ended
	December 31, 2022 ($)	December 31, 2021 ($)	December 31, 2022 ($)	December 31, 2021 ($)

Management fees to Linx Partners Ltd., a company controlled by John Lee, Director, CEO and Executive Chairman of the Company	105,000	105,000	420,000	420,000
Consulting fees paid to John Lee	30,000	10,000	120,000	10,000
Directors' fees	151,185	21,000	285,667	119,801
Salaries and benefits paid to key management of the Company	129,052	103,483	477,315	212,383
Share based payments - John Lee	84,013	-	282,904	54,844
Share based payments - directors	41,775	-	138,107	28,031
Share based payments - key management of the Company	14,489	-	29,473	20,421
	555,514	239,483	1,753,466	865,480

Silver Elephant Mining Corp. Management’s Discussion and Analysis For the Twelve Months Ended December 31, 2022 (Unaudited) (Expressed in Canadian dollars, except where indicated)

As at December 31, 2022 and 2021 the Company had balances due to related parties as follows:

	December 31, 2022 ($)	December 31, 2021 ($)

Consulting fees payable to John Lee	-	(10,000)
Directors' fees payable	(236,867)	(19,613)
	(236,867)	(19,613)

Contingencies

The Company accrues for liabilities when it is probable, and the amount can be reasonably estimated.

As a result of the Arrangement, each of the Company's option and warrant holders as at January 14, 2022, (a "Holder") is entitled to receive, upon exercise of each such warrant and option ("January 14, 2022 Options and Warrants") at the same original exercise price and in accordance with the terms of such warrant and option, one share of each of Flying Nickel and Nevada Vanadium; two shares of the Battery Metals (collectively, the "Reserved Shares"); and one share of ELEF.

As at January 14, 2022, the Company had a total of 11,644,256 (Flying Nickel - 2,911,064, Nevada Vanadium - 2,911,064, and Battery Metals - 5,822,128) Reserved Shares. The Company entered into agreements with certain Holders pursuant to which the Company can sell some or all the Reserved Shares held by the Company on behalf of the Holders. Any Reserved Shares held in-trust, but not delivered, due to the expiry of unexercised January 14, 2022 Options and Warrants shall be returned to the Company, of which none have been returned to date. As of December 31, 2022, Management is unable to assess the likely results and potential liabilities related to the Reserved Shares.

Proposed Transactions

On October 6, 2022, Nevada Vanadium and Flying Nickel entered into an arrangement agreement pursuant to which Flying Nickel proposes to acquire all of the issued and outstanding common shares of Nevada Vanadium by way of a court-approved plan of arrangement (the "Merger Transaction").

Under the terms of the agreement, the Nevada Vanadium shareholders will receive one (1) (the "Exchange Ratio") Flying Nickel common share (a "Flying Nickel Share") for each Nevada Vanadium Share held immediately prior to the effective time of the Merger Transaction, representing the equivalent of $0.155 per Nevada Vanadium Share, based on the closing price of Flying Nickel Shares on the TSX Venture Exchange on August 19, 2022. All convertible securities of Nevada Vanadium outstanding immediately prior to the effective time of the Transaction will be exchanged for securities of Flying Nickel bearing substantially the same terms as the securities replaced based on the Exchange Ratio.

As at December 31, 2022 Flying Nickel had 62,086,470 shares outstanding, and Nevada Vanadium had 53,032,500 shares outstanding. Upon completion of the Transaction, the combined company (the "Resulting Issuer") will be owned approximately 54% by Flying Nickel shareholders and 46% by Nevada Vanadium shareholders. The Resulting Issuer is expected to continue to be listed on the TSXV as a mining issuer.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Silver Elephant Mining Corp. Management’s Discussion and Analysis For the Twelve Months Ended December 31, 2022 (Unaudited) (Expressed in Canadian dollars, except where indicated)

Estimates and assumptions where there is risk of material adjustments to assets and liabilities in future accounting periods include estimates of useful lives of depreciated and amortized assets, the recoverability of the carrying value of exploration and evaluation assets, aassumptions used in determination of share-based payments, the recoverability and measurement of deferred tax assets, decommissioning, restoration and similar liabilities and contingent liabilities.

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company's financial statements include the classification of expenditures as exploration and evaluation expenditures or operating expenses and the classification of financial instruments.

Changes in Accounting Standards

Certain accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company's financial statements.

Capital Management

Management considers its capital structure to consist of share capital, share purchase options and warrants. The Company manages its capital structure and makes adjustments to it, based on the funds available to, and required by the Company in order to support the acquisition, exploration and development of exploration and evaluation assets.  The Board of Directors does not establish quantitative returns on capital criteria for management.  In order to facilitate the management of its capital requirement, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors.  The annual and updated budgets are approved by the Board of Directors.

The properties, to which the Company currently has an interest in, are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and development and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. There were no changes in managements approach to capital management during the period ended December 31, 2022.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

Fair Value Measurements and Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means; and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At December 31, 2022, there were no financial assets measured and recognized in the statement of position that would be categorized as Level 2 or Level 3 in the fair value hierarchy above.

The fair value of the Company's financial instruments including cash, receivables, and accounts payable approximates their carrying value due to the immediate or short-term maturity of these financial instruments. Restricted cash is readily convertible into cash, and therefore its carrying value approximates fair value. The Company does not offset financial assets with financial liabilities.  There were no transfers between Level 1, 2 and 3 for the period ended December 31, 2022.

Silver Elephant Mining Corp. Management’s Discussion and Analysis For the Twelve Months Ended December 31, 2022 (Unaudited) (Expressed in Canadian dollars, except where indicated)

Financial Instrument	Measurement Method	Associated Risks	Fair value at December 31, 2022 ($)	Fair value at December 31, 2021 ($)

Cash	FVTPL[1](Level 1)	Credit and currency	1,036,295	579,508
Receivables	Amortized cost	Credit and concentration	225,259	79,036
Accounts payable	Amortized cost	Currency	(3,478,730)	(2,502,139)
Promissory Note	Amortized cost	Currency	(4,054,609)	-
			(6,271,785)	(1,843,595)

 1 Fair-value through profit or loss

Financial Risk Management

The Company's financial instruments are exposed to certain financial risks. The risk exposures and the impact on the Company's financial instruments at December 31, 2022 are summarized below. The Board of Directors periodically reviews with management the principal risks affecting the Company and the systems that have been put in place to manage these risks.

(a) Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its financial obligations as they fall due.  The Company manages liquidity risk by preparing cash flow forecasts of upcoming cash requirements.  As at December 31, 2022, the Company had a cash balance of $1,036,295 (December 31, 2021 - $579,508).  As at December 31, 2022 the Company had accounts payable and accrued liabilities of $3,478,730 (December 31, 2021 - $2,502,139). Liquidity risk is assessed as very high.

The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests. The Company coordinates this planning and budgeting process with its financing activities through the capital management process in normal circumstances.

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated with cash and cash equivalents, restricted cash equivalents and receivables, net of allowances. The carrying amount of financial assets included on the statements of financial position represents the maximum credit exposure.

(c) Market risk

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's cash and restricted cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short‐term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2022. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Silver Elephant Mining Corp. Management’s Discussion and Analysis For the Twelve Months Ended December 31, 2022 (Unaudited) (Expressed in Canadian dollars, except where indicated)

(ii) Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars. The Company has foreign exploration and development projects in the USA, Mongolia and Bolivia and undertakes transactions in various foreign currencies.  The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in US dollars, Mongolian tugrik, and Bolivian boliviano into its reporting currency, the Canadian dollar.

(iii) Commodity and equity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company's control. The supply and demand for these commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The Company is also exposed to price risk with regards to equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market.

The Company closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in value may be significant.

Sensitivity Analysis

A 1% change in interest rates does not have a material effect on the Company's profit or loss and equity.

The Company has certain cash balances, receivables, accounts payables and the CVB Loan denominated in either the US Dollar, Mongolian Tugrik or Bolivian Boliviano (the "Foreign Currencies"), currencies other than the functional currency of Company. The Company estimates that a +/-10% change in the value of the Canadian dollar relative to Foreign Currencies would have a corresponding effect of approximately $3,600,000 to profit or loss.

Outstanding Share Data

The Company has authorized capital of an unlimited number of common shares without par value. The table below represents the Company's capital structure as at the date of this MD&A and December 31, 2022:

	As at date of this MD&A	December 31, 2022

Common shares issued and outstanding	29,422,205	29,422,205
Share purchase options outstanding	2,669,250	2,669,250
Share purchase warrants	4,767,666	4,767,666

Silver Elephant Mining Corp. Management’s Discussion and Analysis For the Twelve Months Ended December 31, 2022 (Unaudited) (Expressed in Canadian dollars, except where indicated)

Risks And Uncertainties

The Company's business is the exploration, evaluation and development of mining properties. Thus, the Company's operations are speculative due to the high-risk nature of its business. The following list details existing and future material risks to the Company. The risks listed below are not arranged in any particular order and are not exhaustive. Additional risks and uncertainties not currently known to the Company, or those that it currently deems to be immaterial, may become material and adversely affect the Company. The realization of any of these risks may materially and adversely impact the Company's business, financial condition or results of operations and/or the market price of the Company's securities. Each of these risk factors is discussed in more detail under the heading "Key Information - Risk Factors" in the 2021 Annual Report, which is available under the Company's SEDAR profile at www.sedar.com.

  The COVID-19 global pandemic and the risk of other similar outbreaks and pandemics;
  The Company's history of net losses;
  Capital costs, operating costs, production, and economic returns;
  Exploration and development risks;
  The Company has no history of profitable mineral production;
  The risks inherent to the estimation of mineral reserves and mineral resources;
  Environmental risks;
  Foreign operations risks;
  The reform of the mining laws, including the General Mining Act of 1872 in the U.S;
  Government approvals and permits;
  Risks associated with the Company's property and mining interests;
  Risks associated with the Company's mineral claims, mining leases, licenses and permits;
  Title risks;
  Risks associated with claims from First Nations and other Aboriginal or community groups;
  Risks associated with competition;
  Inherent risks;
  The Company's reliance on key personnel;
  The volatility of mineral prices,
  Currency fluctuations;
  Global, national and local financial conditions;
  Risks associated with third-party contractors;
  Anti-bribery legislation;
  Uninsured risks;
  The Company has no history of making dividend payments;
  Related party transactions;
  Litigation and regulatory proceedings;
  Cyber security risks;
  Risks associated with being a foreign private issuer;
  Risks associated with non-Canadian investors;
  Risks associated with the Company's operations in emerging markets; and
  Emerging risks, as described below.

An emerging risk is a risk not well understood at the current time and for which the impacts on strategy and financial results are difficult to assess or are in the process of being assessed. Since December 31, 2019, the COVID-19 global pandemic, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

Silver Elephant Mining Corp. Management’s Discussion and Analysis For the Twelve Months Ended December 31, 2022 (Unaudited) (Expressed in Canadian dollars, except where indicated)

Capital Resources

As an exploration company, the Company has no regular cash in-flow from operations, and the level of operations is principally a function of availability of capital resources. The Company's capital resources are largely determined by the strength of the junior resource markets and by the status of the Company's projects in relation to these markets, and its ability to compete for investor support of its projects. See the disclosure under the heading "Key Information - Risk Factors" in the 2021 Annual Report. To date, the principal sources of funding have been equity and debt financing. Many factors influence the Company's ability to raise funds, and there is no assurance that the Company will be successful in obtaining adequate financing with favourable terms, or at all, for these or other purposes including general working capital purposes.

For the foreseeable future, as existing properties are explored, evaluated and developed, the Company will continue to seek capital through the issuance of equity, strategic alliances or joint ventures, and debt, of which the Company currently has none.

The Company expects to continue requiring cash for operations and exploration and evaluation activities as expenditures are incurred while no revenues are generated. Therefore, its continuance as a going concern is dependent upon its ability to obtain adequate financing to fund future operations based on annual budgets approved by the Company's board of directors, consistent with established internal control guidelines, and programs recommended in the Pulacayo Technical Report. The Company has managed its working capital by controlling its spending on its properties and operations. Due to the ongoing planned advancement of Pulacayo Project milestones, the Company will continue to incur costs associated with exploration, evaluation and development activities, while no revenues are being generated. In response to the COVID-19 pandemic, exploration in Bolivia may be impacted by government restrictions on the Company's operations. Potential stoppages on exploration activities could result in additional costs, project delays, cost overruns, and operational restart costs. The total amount of funds that the Company needs to carry out its proposed operations may increase from these and other consequences of the COVID-19 pandemic. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above and will depend on a number of factors, including those referred to under "Risk Factors" in the 2021 Annual Report.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

The Company's disclosure committee is comprised of the Chief Executive Officer and senior members of management. The disclosure committee's responsibilities include determining whether information is material and ensuring the timely disclosure of material information in accordance with securities laws. The board of directors is responsible for reviewing the Company's disclosure policy, procedures and controls to ensure that it addresses the Company's principal business risks, and changes in operations or structure, and facilitates compliance with applicable legislative and regulatory reporting requirements.

Silver Elephant Mining Corp. Management’s Discussion and Analysis For the Twelve Months Ended December 31, 2022 (Unaudited) (Expressed in Canadian dollars, except where indicated)

Design of Internal Controls over Financial Reporting

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions, acquisition and disposition of assets and liabilities;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with the authorization of management and directors of the Company; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets, and incurrence of liabilities, that could have a material effect on the financial statements.

Changes In Internal Control Over Financial Reporting

During the twelve months ended December 31, 2022, the Company's employees began working remotely due to the COVID-19 pandemic. During the three months ended December 31, 2022, the Company commenced the re-evaluation of its internal controls over financial reporting. Weaknesses identified are as follows:

1.      Material weaknesses relating to the Design and Implementation of Control Activities and Monitoring Activities as of December 15, 2022. The Issuer did not have sufficient resources with the relevant expertise to perform an effective risk assessment process, design and implement controls supported by documentation and provide evidence that such controls designed was based on the COSO framework.

The material weaknesses in risk assessment, control activities and monitoring activities contributed to the following material weaknesses: 1. The Issuer did not complete a documented risk assessment and 2. The Issuer did not identify all risks and design relevant controls related to system of internal controls.

2. Accordingly a reasonable possibility exists that material misstatements in the  Issuer's financial statements will not be prevented or detected on a timely basis. Because of the above described material weaknesses in internal control over financial reporting, management concluded that the Issuer's internal control over financial reporting was not effective as of February 13, 2023.

3. Remediation plan includes the following actions:

  •  Hired an experienced CFO and additional resources to enhance the accounting controls; and

  • Engaging third party resources to assist the Issuer in its risk assessment process and in completing the design and implementation of certain internal controls over financial reporting pursuant to the COSO 2013 Framework and to assist the Issuer in the evaluation and redesign of its system of internal controls.

Limitations of controls and procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Silver Elephant Mining Corp. Management’s Discussion and Analysis For the Twelve Months Ended December 31, 2022 (Unaudited) (Expressed in Canadian dollars, except where indicated)

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this MD&A constitute "forward-looking statements" within the meaning of United States securities laws and "forward-looking information" within the meaning of Canadian securities laws and are intended to be covered by the safe harbors provided by such regulations (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). These forward-looking statements concerns matters anticipated developments in the Company's continuing and future operations in the United States, Canada, Bolivia and Mongolia, and the adequacy of the Company's financial resources and financial projections.

Forward-looking statements in this MD&A are frequently, but not always, identified by words such as "expects", "anticipates", "intends", "believes", "estimates", "potentially" or similar expressions, or statements that events, conditions or results "will", "may", "would", "could" or "should" occur or are "to be" achieved, and statements related to matters which are not historical facts. Information concerning management's expectations regarding the Company's future growth, results of operations, performance, business prospects and opportunities may also be deemed to be forward-looking statements, as such information constitutes predictions based on certain factors, estimates and assumptions subject to significant business, economic, competitive and other uncertainties and contingencies, and involve known and unknown risks which may cause the actual results, performance, or achievements to be different from future results, performance, or achievements contained in the forward- looking statements. Such forward-looking statements include but are not limited to statements regarding the Company's planned and future exploration and/or development of the Pulacayo Project, the Gibellini Project and the Titan Project; permitting and feasibility of the Gibellini Project; the volatility of the novel coronavirus ("COVID-19") outbreak as a global pandemic; political instability and social unrest in Bolivia and other jurisdictions where the Company operates; the Revised Pulacayo Technical Report (as defined herein), including the anticipated filing thereof; the Company's goals regarding exploration, and development of, and production from its projects, and regarding raising capital and conducting further exploration and developments of its properties; the Company's future business plans; the Company's future financial and operating performance; the future price of silver, lead, zinc, vanadium and other metals; expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations; the ability to obtain or maintain any required permits, licenses or other necessary approvals for the exploration or development of the Company's projects; government regulation of mineral exploration and development operations in Bolivia and other relevant jurisdictions; the Company's reliance on key management personnel, advisors and consultants; the volatility of global financial markets; the timing and amount of estimated future operating and exploration expenditures; the costs and timing of the development of new deposits; the continuation of the Company as a going concern; the likelihood of securing project financing; the impacts of changes in the legal and regulatory environment in which the Company operates; the timing and possible outcome of any pending litigation and regulatory matters; and other information concerning possible or assumed future results of the Company's operations, including: estimated future coal production at the Chandgana Tal, Ulaan Ovoo and Khavtgai Uul coal properties, and other information concerning possible or assumed future results of operations of the Company. Refer to Section 4 - Property Summary.

Statements relating to mineral resources are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral resources described exist in the quantities predicted or estimated and may be profitably produced in the future. Estimated values of future net revenue do not represent fair market value. There is no certainty that it will be commercially viable to produce any portion of the mineral resources.

Forward-looking statements are not guarantees of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, the following: timely receipt of regulatory and governmental approvals (including licenses and permits) for the development, construction and production of the Company's properties and projects; there being no significant disruptions affecting operations, whether due to labour disruptions, COVID 19 or other causes; currency exchange rates being approximately consistent with current levels; certain price assumptions for silver, lead, zinc, vanadium and other metals; prices for and availability of fuel and electricity; parts and equipment and other key supplies remaining consistent with current levels and prices; production forecasts meeting expectations; the accuracy of the Company's current mineral resource estimates and of any metallurgical testing completed to date; labour and materials costs increasing on a basis consistent with the Company's current expectations; any additional required financing being available on reasonable terms; market developments and trends in global supply and demand for silver, lead, zinc, nickel, vanadium and other metals meeting expectations; favourable operating conditions; political stability; access to necessary financing; stability of labour markets and in market conditions in general; and estimates of costs and expenditures to complete the Company's programs. The Company has no assurance that any of these assumptions will prove to be correct.

Silver Elephant Mining Corp. Management’s Discussion and Analysis For the Twelve Months Ended December 31, 2022 (Unaudited) (Expressed in Canadian dollars, except where indicated)

Many of these assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies, and other factors that are not within the control of the Company and could thus cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking statements. Furthermore, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from those reflected in the forward-looking statements, whether expressed or implied. Such factors include, among others, the following: the Company is an exploration stage company; the cost, timing and amount of estimated future capital, operating exploration, acquisition, development and reclamation activities; the volatility of the market price of the Common Shares; judgment of management when exercising discretion in the use of proceeds from offerings of securities; sales of a significant number of Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares; potential dilution with the issuance of additional Common Shares; none of the properties in which the Company has a material interest have mineral reserves; estimates of mineral resources are based on interpretation and assumptions and are inherently imprecise; the Company has not received any material revenue or net profit to date; exploration, development and production risks; no history of profitable mineral production; actual capital costs, operating costs, production and economic returns may differ significantly from those the Company has anticipated; foreign operations and political condition risks and uncertainties; legal and political risk; amendments to local laws; the ability to obtain, maintain or renew underlying licenses and permits; title to mineral properties; environmental risks; competitive conditions in the mineral exploration and mining business; availability of adequate infrastructure; the ability of the Company to retain its key management and employees and the impact of shortages of skilled personnel and contractors; limits of insurance coverage and uninsurable risk; reliance on third party contractors; the availability of additional financing on reasonable terms or at all; foreign exchange risk; impact of anti-corruption legislation; recent global financial conditions; changes to the Company's dividend policy; conflicts of interest; cyber security risks; litigation and regulatory proceedings; the obligations which the Company must satisfy in order to maintain its interests in its properties; the influence of third-party stakeholders; the Company's relationships with the communities in which it operates; human error; the speculative nature of mineral exploration and development in general, including the risk of diminishing quantities or grades of mineralization; and other risks and the factors discussed under the heading "Key Information - Risk Factors" in the 2021 Annual Report and in analogous disclosure in other disclosure documents of the Company.

The foregoing list is not exhaustive and additional factors may affect any of the Company's forward-looking statements. Although the Company has attempted to identify important factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those described in forward-looking statements, there may be other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended.

These forward‐looking statements, may involve, but are not limited to, statements with respect to future events or future performance, the completion and structure of the Arrangement, the realization of the anticipated benefits deriving from the Company's or Battery Metals Royalties' investments, the general performance of the assets of the Company and Battery Metals Royalties, and the results of exploration, development and production activities as well as expansions projects relating to the properties of the Company and/or in which the Company and/or Battery Metals Royalties will hold a royalty, stream or other interest. Such forward-looking statements, which reflect management's expectations regarding the Company's future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions, including, without limitation, management's perceptions of historical trends; current conditions; expected future developments; the ongoing operation of the properties of the Company and/or in which the Company and/or Battery Metals Royalties will hold a royalty, stream or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property of the Company and/or in which the Company and/or Battery Metals Royalties will hold a royalty, stream or other interest; the accuracy of expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended, and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

Silver Elephant Mining Corp. Management’s Discussion and Analysis For the Twelve Months Ended December 31, 2022 (Unaudited) (Expressed in Canadian dollars, except where indicated)

The forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All forward-looking statements attributable to the Company are expressly qualified by these cautionary statements.

General Corporate Information:

Head Office and Registered Office	Transfer Agent and Registrar

Suite 1610 - 409 Granville Street, Vancouver, BC, Canada, V6C 1T2 Tel: +1 (604) 569-3661	Computershare Investor Services Inc. 3rd Floor, 510 Burrard Street, Vancouver, BC, Canada, V6C 3B9 Tel: +1 (604) 661-9400

Investor and Contact Information

All financial reports, news releases and corporate information can be accessed by visiting the Company's website at: www.silverelef.com.

Investor & Media requests and queries: Email: ir@silverelef.com

Directors and Officers

As at the date of this MD&A, the Company's directors and officers are as follows:

Directors	Officers
John Lee, Chief Executive Officer and Executive Chairman	John Lee, Chief Executive Officer and Executive Chairman
Greg Hall	Andrew Yau, Chief Financial Officer
Masa Igata	Robert Van Drunen, Chief Operating Officer
Nigel Lees	Ronald Espell, Vice-President, Environment and Sustainability